SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2010
Commission File Number	001-31395

Canadian Superior Energy Inc.
(Translation of registrant’s name into English)

Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated December 14, 2009.
2.	News release, dated December 18, 2009.
3.	News release, dated December 21, 2009.
4.	News release, dated December 29, 2009.

Document 1

For Immediate Release	December 14, 2009

CANADIAN SUPERIOR ENERGY INC. RESPONDS TO CLASS ACTION LAWSUIT COMMENCED IN THE UNITED STATES

CALGARY, ALBERTA--(Marketwire – November 13, 2009) - Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX:SNG)(NYSE Amex LLC:SNG) announced today that it has been notified of a class action lawsuit commenced in the United States District Court for the Southern District of New York. The lawsuit purports to be brought on behalf of purchasers of the common stock of Canadian Superior between January 14, 2008 and February 17, 2009. The complaint alleges that certain former executives of Canadian Superior violated the Securities Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. The complaint also names a current officer of Canadian Superior as a defendant. Canadian Superior has not been named a defendant in the case as it sought protection under Canadian bankruptcy and reorganization laws and has since reorganized. Canadian Superior intends to take any necessary steps to protect its interests in this matter.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation's annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

Document 2

For Immediate Release	December 18, 2009

Canadian Superior Energy Inc. Announces
Non-Brokered Financing of up to CDN$50 Million

CALGARY, ALBERTA--(Marketwire – December 18, 2009) – Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX: SNG) (NYSE Amex LLC: SNG) is pleased to announce that it intends to raise up to CDN$50,000,000 through a non-brokered private placement issue (the "Private Placement") of up to 96,153,846 common shares ("Common Shares") at CDN$0.52 per Common Share which is the Market Price as of December 16, 2009.  Market Price has the meaning ascribed thereto in the TSX Company Manual.

Treherne Resources Ltd. (“Treherne”), a private company controlled by Mr. Clay Riddell, has subscribed for CDN$20,000,000 of the Private Placement (the “Treherne Subscription”).  The Company has offered a position on its Board of Directors to Mr. Riddell, or another Treherne representative, subject to approval of such representative by the Company’s Board of Directors, upon the closing of the Private Placement and the Treherne Subscription.  The new director will be announced after closing of the Private Placement and the Treherne Subscription.

The Common Shares issued pursuant to the Private Placement are subject to a four month plus one day hold from the date of closing of the Private Placement in accordance with applicable Canadian securities legislation.  Closing of the Private Placement is expected to occur on or about January 14, 2010 and is subject to receipt of all necessary regulatory approvals and other customary conditions.

Proceeds from the Private Placement will be used for the Company’s exploration and development activities in its domestic and international operations and for general corporate purposes.  Jennings Capital Inc. is acting as financial advisor to the Company.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, offshore Eastern Canada, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

This news release contains forward-looking information, including the expectation of successful future results.  Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

Document 3

For Immediate Release	December 21, 2009

Canadian Superior Energy Inc. Provides Operational and Financial Update

CALGARY, ALBERTA--(Marketwire – December 21, 2009) – Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX: SNG) (NYSE Amex LLC: SNG) today provided an update to its shareholders.

“Since the Company’s restructuring concluded in September, we have been increasing production levels and moving forward on a number of different fronts,” said Marvin Chronister, Canadian Superior’s Chairman of the Board, and “Today’s report on our activities demonstrates a renewed commitment to keeping Canadian Superior’s shareholders informed on the progress their company is making.”

OPERATIONAL UPDATE

Western Canada

•
Daily average production for the week ending December 2, 2009 is approximately 3,112 boe/d, an increase of approximately 410 boe/d or 13% from the third quarter 2009 daily average production. Canadian Superior has been focused on spending its remaining flow-through expenditure commitments during the fourth quarter 2009. Subject to any operational disruptions, management expects that the entire flow-through expenditure commitment will be satisfied by year end. The Company currently has five rigs operating in Alberta, drilling exploration wells for both oil and natural gas targets.

Trinidad and Tobago

•
Geophysical, petrophysical and geological work is being done to advance the appraisal strategy on Block 5c. Operator BG is considering the location and timing of the first appraisal well of the Bounty discovery. Commercial discussions with BG and the Ministry of Energy are ongoing in relation to monetization options for Block 5c’s natural gas discoveries.

Libya/Tunisia

•
Canadian Superior is in discussion with potential rig operators and expects to commence drilling its first well on the 7th of November Block by August 2010. This appraisal well will seek to prove the extension of the Tunisia Zarat oil field into the 7th of November Block.

Liberty Liquefied Natural Gas (LNG) Project

•
Canadian Superior is on track to file, by the third quarter 2010, US Federal and State permit applications required for construction of the Liberty LNG import project and natural gas pipeline.  The Company believes market conditions for importing LNG into the New York metropolitan area remain favourable and the Liberty LNG Project’s choice of environmentally favourable technology continues to receive strong local support.  The Liberty LNG Project anticipates first gas imports into the region by year-end 2013.

Nova Scotia

•
In consideration of today's industry environment and market conditions, Canadian Superior has allowed the Mayflower and Marauder (Exploration Licenses 2406 and 2415) to lapse in favour of focusing on Trinidad and other areas of greater oil prospectivity. Canadian Superior has decided to extend the Mariner Block (Exploration License 2409) until at least December 31, 2010.

FINANCIAL UPDATE

Production Hedge

•
In December 2009, the Company entered into a financial hedge whereby a Canadian chartered bank will buy 5500 GJ/day from Canadian Superior for the period January 1, 2010 to December 31, 2010 at $5.50 CAD/GJ against the AECO monthly average index. In entering into the hedge, the Company seeks to limit and reduce the risk of cash flow uncertainty that it is exposed to during the course of normal operations.

Non-Brokered Financing

•
On December 18, 2009 the Company announced that it intends to raise up to CDN$50,000,000 through a non-brokered private placement issue (the "Private Placement") of up to 96,153,846 common shares at CDN$0.52 per Common Share which is the Market Price as of December 16, 2009. (Market Price has the meaning ascribed thereto in the TSX Company Manual.) Treherne Resources Ltd., a private company controlled by Mr. Clay Riddell, has subscribed for CDN$20,000,000 of the Private Placement. Closing of the Private Placement is expected to occur on or about January 14, 2010 and is subject to receipt of all necessary regulatory approvals and other customary conditions. Proceeds from the Private Placement will be used for the Company's exploration and development activities in its domestic and international operations and for general corporate purposes. For additional details, please refer to the full press release dated December 18, 2009 at www.cansup.com.

Mr. Chronister continued “We anticipate that the financial flexibility provided by the $50 million private placement combined with solid progress in developing our global portfolio of assets, positions Canadian Superior to turn the corner.”

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, offshore Eastern Canada, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

This news release contains forward-looking information, including the expectation of successful future results.  Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For further information please contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

Document 4

For Immediate Release	December 29, 2009

Canadian Superior Energy Inc. Announces Restructuring of Series A Preferred Stock

CALGARY, ALBERTA--(Marketwire – December 29, 2009) – Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX: SNG) (NYSE Amex LLC: SNG) announced that it has agreed with West Coast Asset Management, Inc. (“West Coast”) to amend the terms and conditions of the First Preferred Shares, Series A (“Preferred Stock”) owned by West Coast Opportunity Fund, LLC, in the aggregate principal amount of USD$15,000,000.  Pursuant to the terms of the proposed agreement, the Redemption Date has been extended from December 31, 2010 to December 31, 2011, the conversion price has been reduced from USD $2.50 to USD $0.60 and West Coast will be granted 2,500,000 common share purchase warrants exercisable at a price of USD $0.65 for each common share. The Company can force conversion of the Preferred Stock at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Preferred Stock are registered. The Chairman of the Board, Marvin Chronister, commented “This transaction strengthens the balance sheet and reduces the short term financing constraints on Canadian Superior”. Closing of the transaction is subject to the receipt of all required approvals including approval of the Toronto Stock Exchange and the NYSE Amex LLC.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, offshore Eastern Canada, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

This news release contains forward-looking information, including the expectation of successful future results.  Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	January 15, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer